SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2012, incorporated by reference herein:
Exhibit
99.1    Release dated December 3, 2012, entitled “RESULTS OF THE ANNUAL GENERAL
          MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 3, 2012 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or "the Company")
RESULTS OF THE ANNUAL GENERAL MEETING
DRDGOLD shareholders (“Shareholders”) are advised that at the annual general meeting (“AGM”)
of Shareholders held on Friday, 30 November 2012, all the ordinary and special resolutions as set out in the notice of AGM dated 17 September 2012, were approved by the requisite majority of
Shareholders present thereat and represented by proxy, with the exception of special resolution number 4 relating to the proposed annual retainer fee for non-executive directors and special resolution number 5 relating to the issue of shares to Mr Craig Barnes in terms of the DRDGOLD
(1996) Share Option Scheme, both of which were withdrawn.
Roodepoort
03 December 2012
Sponsor
One Capital